Pepper Hamilton LLP
              Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750

                                                                  Lisa D. Zeises
                                                       direct dial: 215.981.4722
                                                           zeisesl@pepperlaw.com

                                December 3, 2010

Via EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:     WT Mutual Fund (the "Trust")
        1933 Act File No. 033-84762
        1940 Act File No. 811-08648
        Preliminary Proxy Material
        ----------------------------

Ladies and Gentlemen:

          Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR, attached is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Wilmington Municipal Bond Fund (the "Fund"), in connection with a Special Meeting of Shareholders of the Fund to be held on January 18, 2011 (the "Meeting"). The Fund anticipates that the definitive proxy materials will be sent on or about December 17, 2010 to shareholders of record on December 10, 2010.

          At the Meeting, shareholders of the Fund will be asked (i) to approve the elimination of the Fund's fundamental investment policy with respect to the Fund's average dollar weighted duration and adoption of a non-fundamental average dollar weighted duration investment policy and (ii) to transact such other business that may properly come before the Meeting, or any adjournments thereof.

          Please direct questions and comments relating to this filing to the undersigned at (215) 981-4722 or to John P. Falco at (215) 981-4659.


                                                  Respectfully,

                                                  /s/ Lisa D. Zeises
                                                  ------------------
                                                  Lisa D. Zeises

cc:     Mr. John J. Kelley